VITAS GROUP, INC.

ITALIA #32-81 Y MARIANA DE JESUS

QUITO, EC 170102 ECUADOR

Tel. 011-59302-6000404

Email: vitasgroup@gmail.com

August 31, 2011

VIA EDGAR

Mr. Max A. Webb

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: Vitas Group, Inc.

       Registration Statement on Form S-1

       Filed July 15, 2011

       File No. 333-175590

Dear Mr. Webb:

Further to your letter dated August 11, 2011, concerning the deficiencies in our registration statement on Form S-1 filed on July 15, 2011, we provide the following responses:

General

1. We note disclosure on page 5 that you require a minimum of $50,000 to conduct your proposed operations. Please revise each instance where you disclose that offering proceeds will not be placed in an escrow account to explain why proceeds will not be placed in such an account in light of the risks to investors that you disclose. Additionally,

please tell us what you believe is the public policy reason for permitting an offering to go effective without an offering minimum or an escrow account for investor proceeds for a company operating outside of the United States.

Response: In response to this comment, the company has revised the Filing on page 4 to include the following language:

"Any funds received as a part of this offering will be immediately deposited into a separate interest-bearing bank account. This account is under the Control of the Company and only Irina Tchernikova, our Chief Executive Officer, Chief Financial Officer and President, will have the power to authorize a release of funds from this account. We have not made any arrangements to place funds in an escrow, trust or similar account, as Nevada law does not require that funds raised pursuant to the sale of securities be placed into an escrow account. By placing the proceeds of this offering in a separate bank account controlled by the Company, the proceeds will be immediately available to us for general business purposes as well as to continue our business and operations. If we fail to raise enough capital to commence operations investors may lose their entire investment and will not be entitled to a refund."

We have revised the Filing on page 13 to include the following language:

“Because we do not have an escrow or trust account for your subscription, if we file for bankruptcy protection or are forced into bankruptcy, or a creditor obtain a judgment against us and attaches the subscription, you will lose your investment.

Your funds will not be placed in an escrow, trust or similar account, as Nevada law does not require that funds raised pursuant to the sale of securities be placed into an escrow account.  Accordingly, if we file for bankruptcy protection or a petition for involuntary bankruptcy is filed by creditors against us, your funds will become part of the bankruptcy estate and administered according to the bankruptcy laws. If a creditor sues us and obtains a judgment against us, the creditor could garnish the bank account and take possession of the subscriptions. As such, it is possible that a creditor could attach your subscription which could preclude or delay the return of money to you. If that happens, you will lose your investment and your funds will be used to pay creditors.”

Public Policy

We believe that the public policy reasons for permitting an offering to go effective without an offering minimum or an escrow account for investor proceeds for a company operating outside of the United States, is to grant smaller start-up companies faster and easier access to capital to initiate their business operations as well as to public securities exchanges to establish an active trading market. We believe that it is in the public’s best interest to impose fewer restrictions upon and provide greater flexibility to smaller businesses to encourage and stimulate economic growth within the United States.

When an offering minimum is required, offering proceeds may not be used by a company until the offering minimum is reached, which may require a significant amount of time and consequently result in a delay or interruption of the company’s operations. Alternatively, when no offering minimum is required, funds received from the offering are immediately available to the company to use towards its business operations. Further, when funds are deposited into a bank account, the funds are more easily accessible as opposed to an escrow, trust or similar account which may impose certain conditions or limitations on accessibility to the funds which could also lead to a delay or interruption in the operations of the company. Further, we believe that another public policy reason for allowing an offering to go effective without requiring an escrow account is to give deference to individual state laws regarding such issue. In regard to the Company, Nevada law provides that funds raised pursuant to the sale of securities need not be placed into an escrow account.

Further, when an offering minimum is required, the offering will not terminate until the minimum has been reached, which could require a significant amount of time and create a delay or disruption in the operations of the company. However, in regards to the Company, the offering shall terminate on the earlier of the date when the sale of all offering shares is complete or on the date when the Board of Directors decides it is in the Company’s best interests to terminate the offering. After the offering has terminated and the Form S-1 Registration Statement has been declared effective, the Company intends to have a market maker file an application with the Financial Industry Regulatory Authority for its common stock to become eligible for trading on the Over-the-Counter Bulletin Board. Thus, the Company has greater control and fewer requirements in gaining access to public securities markets than a company that requires an offering minimum because it can decide when to terminate the offering without first having to sale a minimum number of shares.

We believe that the Company has addressed the public policy concerns associated with the Company not requiring an offering minimum or escrow account while operating outside of the United States in the “Risk Factors” section of the Form S-1 Registration Statement as well as throughout the Form S-1.

2. Please provide us with any artwork that you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues

and Rulemaking Projects Quarterly Update available at www.sec.gov.

Response: The company does not intend to use any artwork in the prospectus.

Prospectus cover page

3. Please revise the third paragraph to clarify, if true, that the offer will not be extended beyond 180 days from effectiveness.

Response: In response to this comment, the company has revised the third paragraph to clarify, that the offer will not be extended beyond 180 days from effectiveness:

This Prospectus will permit our President to sell the shares directly to the public, with no commission or other remuneration payable to her for any shares she may sell.  Ms. Tchernikova will sell all the shares registered herein.  In offering the securities on our behalf, she will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities and Exchange Act of 1934.  The shares will be offered at a fixed price of $0.05 per share for a period of one hundred and eighty (180) days from the effective date of this prospectus. The offering shall terminate on the earlier of (i) the date when the sale of all 2,000,000 shares is completed, (ii) when the Board of Directors decides that it is in the best interest of the Company to terminate the offering prior the completion of the sale of all 2,000,000 shares registered under the Registration Statement of which this Prospectus is part or (iii) the 181st day after the effective date of this prospectus. The offering will not be extended beyond 180 days from effectiveness.

4. Please disclose, here and in the plan of distribution section, whether subscriptions are revocable. If subscriptions are irrevocable, please add a risk factor discussing the attendant risks.

Response: In response to this comment, the company has revised the Filing on page 7 to include the following language:

"No Revocation: Once you submit a subscription agreement and it is accepted by the Company, you may not revoke or change your subscription or request a refund of monies paid. All accepted subscriptions are irrevocable, even if you subsequently learn information about us that you consider to be materially unfavorable."

We have revised the Filing on page 13 to include the following language:

"You may not revoke your subscription agreement once it is accepted by the Company or receive a refund of any funds advanced in connection with your accepted subscription agreement and as a result, you may lose all or part of your investment in our common stock.

Once your subscription agreement is accepted by the Company, you may not revoke the agreement or request a refund of any monies paid in connection with the subscription agreement, even if you subsequently learn information about the Company that you consider to be materially unfavorable. The Company reserves the right to begin using the proceeds from this offering as soon as the funds have been received and will retain broad discretion in the allocation of the net proceeds of this offering. The precise amounts and timing of the Company’s use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors. There can be no assurance that the Company will receive sufficient funds to execute the Company’s business strategy and accomplish the Company’s objectives. Accordingly, the Company’s business may fail and we will have to cease our operations. Additionally, you may be unable to sell your shares of our common stock at a price equal to or greater than the subscription price you paid for such shares, and you may lose all or part of your investment in our common stock."

We have revised the Filing on page 22 to include the following language:

"All accepted subscription agreements are irrevocable. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request a refund of monies paid. All accepted subscriptions are irrevocable, even if you subsequently learn information about us that you consider to be materially unfavorable."

5. Please highlight the risks discussed in the last paragraph before the table by use of bolded or similar prominent type.

Response: In response to this comment, the company has highlighted the risks discussed in the last paragraph by use of bolded type.

Prospectus Summary, page 5

6. In light of your extensive disclosure regarding the expenses of your reporting obligations as a smaller public company, please briefly explain in the summary why you believe a public offering of common stock is the best alternative for you to raise start-up capital at this point in time.

Response: In response to this comment, the company has briefly explained in the summary why we believe a public offering of common stock is the best alternative for us to raise start-up capital at this point in time:

We believe that a public offering of common stock is the best alternative for us to raise start-up capital because at this point of time other financing are not available for us but we need funds in order for our business to develop its operations and increase its likelihood of commercial success.

Risk Factors, page 7

7. Please discuss the risks of dilution to investors in the offering in the event you must raise additional funds through subsequent offerings of your common stock.

Response: In response to this comment, the company has discussed the risks of dilution to investors in the offering in the event we must raise additional funds through subsequent offerings of our common stock:

We may in the future issue additional shares of common stock, which will dilute share value of investors in the offering.

Our Articles of Incorporation authorize the issuance of 75,000,000 shares of common stock, par value $0.001 per share, of which 2,500,000 shares are issued and outstanding. The future issuance of common stock may result in substantial dilution in the percentage of our common stock held by our then existing shareholders. We may value any common stock issued in the future on an arbitrary basis. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by investors in the offering, and might have an adverse effect on any trading market for our common stock.

8. Please add a risk factor disclosing the risks to investors because offering proceeds will not be escrowed.

Response: In response to this comment, the company has added a risk factor disclosing the risks to investors because offering proceeds will not be escrowed.

Because we do not have an escrow or trust account for your subscription, if we file for bankruptcy protection or are forced into bankruptcy, or a creditor obtain a judgment against us and attaches the subscription, you will lose your investment.

Your funds will not be placed in an escrow or trust account. Accordingly, if we file for bankruptcy protection or a petition for involuntary bankruptcy is filed by creditors against us, your funds will become part of the bankruptcy estate and administered according to the bankruptcy laws. If a creditor sues us and obtains a judgment against us, the creditor could garnish the bank account and take possession of the subscriptions. As such, it is possible that a creditor could attach your subscription which could preclude or delay the return of money to you. If that happens, you will lose your investment and your funds will be used to pay creditors.

9. Please add a risk factor disclosing the risks to you because you do not intend to maintain insurance. We note in this regard your disclosure on page 27.

Response: In response to this comment, the company has added a risk factor disclosing the risks to us because we do not intend to maintain insurance:

Because we do not maintain any insurance and do not intend to maintain insurance in the future, if we are made a party of a products liability action, we may not have sufficient funds to defend the litigation. If that occurs, you will lose your investment.

We do not maintain any insurance and do not intend to maintain insurance in the future. Because we do not have any insurance, if we are made a party of a products liability action, we may not have sufficient funds to defend the litigation. If that occurs a judgment could be rendered against us that could cause us to cease operations and you will lose your investment.

If we are not able to effectively respond to competition, page 11

10. Please revise this risk factor to disclose the risks to you because of the low barriers to entry in your industry. We note in this regard your disclosure on page 21.

Response: In response to this comment, the company has revised this risk factor to disclose the risks to us because of the low barriers to entry in our industry:

If we are not able to effectively respond to competition, our business may fail.

The biggest threat to our success is competition due to low barriers of entry in coin operated vending market and the potential loss of use in those venues where our machines have been placed. If other amusement gaming companies start offering similar or same game, this could potentially result in less venue prospects for placement of our boxing machines and cause potential loss of use for existing venues where our machines have been placed due to better terms offered by our competitors.

Also, there are many various sized amusement companies in the game amusement and entertainment business. Some of these competitors have established businesses with a substantial number of venues and valuable contacts. We will attempt to compete against these groups by offering unique boxing game and prompt machine repair and support services. We cannot assure you that such a business plan will be successful, or that competitors will not copy our business strategy.

Use of Proceeds, page 13

11. Please reconcile the allocation of $4,000 to purchase one boxing machine if you raise

$25,000 from the offering with section 1 of the Sales Contract, which appears to require a minimum purchase of three machines per order.

Response: In response to this comment, the company has reconciled the table as follows:

	$25,000	$50,000	$75,000	$100,000
Gross proceeds	$25,000	$50,000	75,000	100,000
Registration Costs	$8,000	$8,000	8,000	8,000
Net proceeds	$17,000	$42,000	67,000	50,000

The net proceeds will be used as follows:
Legal and Professional fees	$5,000	$10,000	10,000	10,000
Boxing machines purchasing	$12,000	$28,000	48,000	68,000
Set up ant test boxing machines	$-	$1,200	2,400	3,400
Marketing campaign	$-	$2,000	4,000	6,000
Other Expenses	$-	$800	2,600	4,600

The above figures represent only estimated costs. All proceeds will be deposited into our corporate bank account.  If necessary, Irina Tchernikova, our sole officer and director, has verbally agreed to loan the company funds to complete the registration process and to maintain a reporting status with the SEC, however, there is no guarantee that Ms. Tchernikova will provide such a loan. No proceeds from this offering will be used to repay Ms. Tchernikova for any funds advanced for the purpose of completing the registration process. We will require a minimum funding of approximately $50,000 to conduct our proposed operations for a minimum period of one year including costs associated with this offering and maintaining a reporting status with the SEC.

12. It appears the net proceeds assuming all two million shares are sold should be $92,000.

Please revise the table or advise.

Response: In response to this comment, the company has revised the table to show that the net proceeds assuming all two million shares are sold should be $92,000.

Dilution of the Price You Pay for Your Shares, page 14

13. Please revise to discuss dilution to purchasers in the event 25% or 75% of the offering is subscribed.

Response: In response to this comment, the company has revised to discuss dilution to purchasers in the event 25% or 75% of the offering is subscribed:

If 100% of the Shares Are Sold:

Upon completion of this offering, in the event all of the shares are sold, the net tangible book value of the 4,500,000 shares then outstanding will be $92,925 or approximately $0.0207 per share. The net tangible book value of the shares held by our existing stockholders will be increased by $0.0203 per share without any additional investment on their part. Investors in the offering will incur an immediate dilution from $0.05 per share to $0.0207 per share.

After completion of this offering, if 2,000,000 shares are sold, investors in the offering will own approximately 44.44% of the total number of shares then outstanding for which they will have made cash investment of $100,000, or $0.05 per share. Our existing stockholders will own approximately 55.56% of the total number of shares then outstanding, for which they have made contributions of cash totaling $2,500.00 or $0.001 per share.

If 75% of the Shares Are Sold

Upon completion of this offering, in the event 75% of the shares are sold, the net tangible book value of the 4,000,000 shares then outstanding will be $67,925 or approximately $0.017 per share. The net tangible book value of the shares held by our existing stockholders will be increased by $0.0166 per share without any additional investment on their part. Investors in the offering will incur an immediate dilution from $0.05 per share to $0.0117 per share.

After completion of this offering investors in the offering will own 37.5% of the total number of shares then outstanding for which they will have made cash investment of $75,000, or $0.05 per share. Our existing stockholders will own 62.5% of the total number of shares then outstanding, for which they have made contributions of cash totaling $2,500.00 or $0.001 per share.

If 50% of the Shares Are Sold

Upon completion of this offering, in the event 50% of the shares are sold, the net tangible book value of the 3,500,000 shares then outstanding will be $42,925 or approximately $0.0127 per share. The net tangible book value of the shares held by our existing stockholders will be increased by $0.0123 per share without any additional investment on their part. Investors in the offering will incur an immediate dilution from $0.05 per share to $0.0127 per share.

After completion of this offering investors in the offering will own approximately 28.57% of the total number of shares then outstanding for which they will have made cash investment of $50,000, or $0.05 per share. Our existing stockholders will own approximately 71.43% of the total number of shares then outstanding, for which they have made contributions of cash totaling $2,500.00 or $0.001 per share.

If 25% of the Shares Are Sold

Upon completion of this offering, in the event 25% of the shares are sold, the net tangible book value of the 3,000,000 shares then outstanding will be $17,925 or approximately $0.006 per share. The net tangible book value of the shares held by our existing stockholders will be increased by $0.0056 per share without any additional investment on their part. Investors in the offering will incur an immediate dilution from $0.05 per share to $0.006 per share.

After completion of this offering investors in the offering will own approximately 16.67% of the total number of shares then outstanding for which they will have made cash investment of $25,000, or $0.05 per share. Our existing stockholders will own approximately 83.33% of the total number of shares then outstanding, for which they have made contributions of cash totaling $2,500.00 or $0.001 per share.

The following table compares the differences of your investment in our shares with the investment of our existing stockholders.

Existing Stockholders if all of the Shares are Sold:

Price per share	$0.001
Net tangible book value per share before offering	$0.0004
Potential gain to existing shareholders	$100,000
Net tangible book value per share after offering	$0.0207
Increase to present stockholders in net tangible book value per share
after offering	$0.0203
Capital contributions	$2,500
Number of shares outstanding before the offering	2,500,000
Number of shares after offering assuming the sale of the maximum
number of shares	4,500,000
Percentage of ownership after offering	55.56%

Purchasers of Shares in this Offering if all Shares Sold

Price per share	$0.05
Dilution per share	$0.0293
Capital contributions	$100,000
Number of shares after offering held by public investors	2,000,000
Percentage of capital contributions by existing shareholders	2.44%
Percentage of capital contributions by new investors	97.56%
Percentage of ownership after offering	44.44%

Purchasers of Shares in this Offering if 75% of Shares Sold

Price per share	$0.05
Dilution per share	$0.0383
Capital contributions	$75,000
Number of shares after offering held by public investors	1,500,000
Percentage of capital contributions by existing shareholders	3.23%
Percentage of capital contributions by new investors	96.77%
Percentage of ownership after offering	37.5%

Purchasers of Shares in this Offering if 50% of Shares Sold

Price per share	$0.05
Dilution per share	$0.0373
Capital contributions	$50,000
Number of shares after offering held by public investors	1,000,000
Percentage of capital contributions by existing shareholders	4.76%
Percentage of capital contributions by new investors	95.24%
Percentage of ownership after offering	28.57%

Purchasers of Shares in this Offering if 25% of Shares Sold

Price per share	$0.05
Dilution per share	$0.044
Capital contributions	$25,000
Number of shares after offering held by public investors	500,000
Percentage of capital contributions by existing shareholders	9.09%
Percentage of capital contributions by new investors	90.91%
Percentage of ownership after offering	16.67%

Procedures for Subscribing, page 17

14. Please confirm that you will file the form of subscription agreement as an exhibit prior to effectiveness. We may have comments upon review of the exhibit.

Response: In response to this comment, the company has filed the form of subscription agreement as an exhibit 10.2.

Management’s Discussion and Analysis, page 18

Plan of Operation, page 19

15. Please revise the second paragraph to briefly explain why you expect it will take eight months after completing the offering to have your machines in place. Also, please reconcile this disclosure with statements on page 21 and elsewhere in the prospectus that you will not begin generating revenues until twelve months after completion of the offering.

Response: In response to this comment, the company has briefly explained why we expect it will take eight months after completing the offering to have our machines in place. The company has also reconciled this disclosure with statements on page 21 and elsewhere in the prospectus:

Our independent registered public accountant has issued a going concern opinion.  This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills.  This is because we have not generated revenues and no revenues are anticipated until we complete our initial business development. We believe that when our machines are placed and potential customers start to use them which will be approximately in eight months after our offering is completed, we will earn first revenue. During first months after completion of this offering, we will locate potential leasing spaces and negotiate agreements with property owners and managers. According to our business plan, if we sell at least half of the shears in this offering we need to secure at least seven placements. If we sell 75% or 100% of the shares in this offering we plan to secure 12 and 17 placements accordingly. It will take up to four months to conclude agreements with all property owners. It will take approximately two month to purchase and delivery machines and 1-2 months to set up and test them. Until this time, we do not believe that our operations will be profitable. There is no assurance we will ever reach that stage.

16. Please disclose why you have not undertaken to locate and negotiate venues for your machines. Since you disclose that you do not anticipate material costs to conclude agreements, it is unclear why you must wait until the offering concludes to engage property owners.

Response: In response to this comment, the company has added the following disclosure:

We intend to commence operations in the placing and operating coin operated boxing machines in public venues with high traffic flow in Equator. Our machines will be placed in venues such as bars, night clubs, gyms, amusement centers, movie theaters, pool halls, bowling centers and wherever fun and energetic crowds gather.  Our sole officer and director, Irina Tchernikova, has started to locate potential properties and begun preliminary talks with some property managers. We need proceeds from this offering to conclude agreements as property managers and owners require some deposit upon conclusion. We also need to complete this offering to know exact date when we can deliver our boxing machines to put it in the agreements.

17. Please substantiate your claim in the last sentence of the third paragraph that strength testing amusement games “placed in high traffic location[s] can produce high revenue.”

Response: In response to this comment, the company has deleted this statement.

Liquidity and capital resources, page 22

18. Since the fixed costs of public company reporting is already reflected in the use of proceeds, it is unclear why you need to raise a minimum of $50,000 to have enough funds to operate for the next twelve months. Please revise your liquidity discussion to disclose all liquidity commitments you will incur once you commence operations. If there is a minimum amount of revenue from a minimum number of machines you must generate in order to break even, disclose this in the prospectus.

Response: We need Gross proceeds of $50,000 from this offering. The net proceeds after paying registration costs will be $42,000. The fixed costs of public company reporting will be approximately $10,000 a year. We do not believe that we will generate enough revenue to cover costs associated with being a publicly reporting company in the first 12 months. Therefore, the funds available for our operations in the first year will be approximately $32,000.

In response to this comment, the company has also revised our liquidity discussion to disclose all liquidity commitments we will incur once we commence operations:

We do not believe that we will generate enough revenue to cover costs associated with being a publicly reporting company in the first 12 months. Therefore, the funds available for our operations in the first year after paying registration costs will be approximately $32,000. We plan to purchase seven boxing machines. We expect that some of the machines will start to generate revenue after 8 month upon completion of this public offering. By the end of the 12-months period after completing the offering we believe all seven machines will generate revenue. We expect that each machine will generate at least $500-$800 a month but it will take several months to reach this level of sales. In order to break even the minimum amount of revenue we must generate from each of our seven machines is approximately $300 a month.

19. Please revise the second and third paragraphs on page 23 to clarify the extent to which you may be required to undertake private debt or equity offerings to commence operations and generate revenue. Your disclosure in these paragraphs implies that you must undertake subsequent private offerings to provide sufficient funding to begin generating revenues regardless of the proceeds from this offering. Please reconcile these statements with your disclosure in the fourth paragraph of your MD&A section.

Response: In response to this comment, the company has reconciled the second and third paragraphs on page 23 with our disclosure in the fourth paragraph of your MD&A section:

Management believes that if we sell half of the shares in this offering so that we can complete our development program, we will likely generate revenue by the end of 2012. However, there is no assurance that we will be able to sell 50% of the shares or will ever generate revenue.

Industry overview, page 25

20. Given that your initial operations will be limited to Quito, Ecuador, please expand your discussion of the market you will operate in, including disclosure of existing competitors.

Response: In response to this comment, the company has expanded our discussion of the market we will operate in, including disclosure of existing competitors:

We plan to place and operate coin operated boxing machines in Quito, Ecuador. There many types of arcade game machines in arcade halls, pubs, sport bars and movie theaters operated by different companies and property owners. There are some similar strength resting machines in arcade halls but we are not aware of any same boxing machines in Quito. Also, placing our machines in any public venues with high traffic flow is something new in the market. Therefore, we believe there are no any direct competitors at this time.

21. Refer to the fifth sentence of the first paragraph of this section. Please revise to briefly explain what you consider to be a “significant amount of capital” and explain why $50,000 would not be a significant amount of capital in light of your business plan.

Response: In response to this comment, the company has revised to briefly explain what we consider to be a “significant amount of capital”. The company has also explained that $50,000 would be a significant amount of capital to complete our business plan:

We see opportunity in the gaming and amusement machines industry in South America. Gaming and amusement machine industry is highly diverse in North America and Europe, consisting of many different types and varieties of entertainment machines. Property owners generally contract the gaming and vending operators. The amusement business is very competitive due to low barriers to entry. Typically, any companies can purchase or lease amusements games and execute placement contracts with venues without significant amount of capital. For example, the cost of five boxing machines is approximately $20,000 plus delivery, pleasing, testing and marketing. Locating potential venues and concluding lease agreements does not require material costs. Therefore, if we raise $50,000 in this offering it will be enough to start our operations and complete our business plan. The amusement game companies and providers are responsible for collections and any necessary maintenance of and repairs to their machines which are in operation. The owner of the properties collects their share of profits and is not responsible for the purchase of the machines, nor do they have to maintain them. Very few venues decide to purchase their own machines and perform all the maintenance functions themselves. Therefore, the vending business conducted at such venues is very competitive and consists of many amusement companies competing for machine placement.

Profit Sharing Arrangements, page 26

22. Please disclose the estimated flat monthly fee or explain the considerations in determining the fee.

Response: In response to this comment, the company has disclosed the estimated flat monthly fee:

Our boxing machines placed at a venue will be subjected to a profit sharing arrangement with the owner of the venue. Generally we will pay a percentage of the revenue generated by our boxing machines at each respective venue to the venue owner. The percentage share to the venue owner will vary between twenty five and fifty percent of revenues generated, depending on the traffic potential of the venue and our agreement with each owner/manager. Sometimes we will pay a flat monthly fee to the venue instead of undertaking a revenue sharing arrangement. The flat monthly fee will be $100-$200 a month. We cannot guarantee that we will be able to find successful placements for any boxing machines, in which case our business may fail and we will have to cease our operations.

23. Please disclose the number of plays needed in a given month for one machine to generate revenues sufficient to cover the percentage share to the venue owner, referral or finder’s fee, and monthly collection and maintenance costs. This information will allow investors to better assess the potential profitability of your business model.

Response: In response to this comment, the company has disclosed the number of plays needed in a given month for one machine to generate revenues sufficient to cover the percentage share to the venue owner, referral or finder’s fee, and monthly collection and maintenance costs:

We expect that each machine will generate at least $500-$800 a month, therefore the number of plays needed in a given month for one machine to generate such revenues is 500-800. With 500-800 plays, the venues owner share will be between $100 and $400. Also, we expect to pay one time referral or finder’s fee in the amount of $200-$500 depending on venue which will be paid from first revenue. We expect that annual maintenance fee for one machine will be approximately $500. Our sole officer and director will collect the money from our boxing machines. Therefore, we believe that after paying referral or finder’s fee one machine will generate at least $300-$400 a months. In good locations with high traffic flow we expect higher revenue.

Agreement with our supplier, page 27

24. We note the total sum of the contract with Punchline Brazil is $200,000 (or 50 machines at $4,000 per machine). Please clarify whether this provision obligates you to purchase

50 machines over the term of the agreement.

Response: In response to this comment, the company has clarified that it secured right to purchase 50 machines Boxing Machines for $4,000 each from the Seller and place them in Quito, Ecuador. This provision does not obligate us to purchase 50 machines over the term of the agreement.

25. Please disclose that the advance payment is fifty percent of the purchase price.

Response: In response to this comment, the company has disclosed that the advance payment is fifty percent of the purchase price.

Certain Transactions, page 36

26. Please revise the caption to identify the section as a discussion of related party transactions.

Response: In response to this comment, the company has revised the caption to identify the section as a discussion of related party transactions:

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

27. Please file a written description of the loan agreement with Irina Tchernikova. Refer to

Item 601(b)(10)(iii) of Regulation S-K. For additional guidance, see Regulation S-K

Compliance and Disclosure Interpretation 146.04, available on the SEC website at

www.sec.gov.

Response: In response to this comment, the company has filed a written description of the loan agreement with Irina Tchernikova.

Legal Matters, page 36

28. In the next amendment, name counsel giving the legality opinion and give its city and country.

Response: In response to this comment, the company has named counsel giving the legality opinion and given its city and country:

Carrillo Huettel, LLP (San Diego, CA) has provided an opinion on the validity of our common stock. We have retained them solely for the purpose of providing this opinion and for a review of our registration statement.

Other

29. The financial statements should be updated, as necessary, to comply with Rule 8-08 of

Regulation S-X at the effective date of the registration statement.

Response: In response to this comment, the company hereby confirms that the financial statements will be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

30. Provide a currently dated consent from the independent registered public accounting firm in the amendment.

Response: In response to this comment, the company has provided a currently dated consent from the independent registered public accounting firm.

Please direct any further comments or questions you may have to us at vitasgroup@gmail.com or to the company's legal counsel Mr. Luis Carrillo at:

Carrillo Huettel, LLP

3033 Fifth Ave. Suite 400

San Diego, CA 92103

TEL: 619.546.6100

FAX: 619.546.6060

Thank you.

Sincerely,

/S/ Irina Tchernikova

Irina Tchernikova, President